

Mail Stop 4561

December 30, 2015

Lecia L. Walker, President
Original Source Music, Inc.
8201 South Santa Fe Drive #229
Littleton, CO

> **Re: Original Source Music, Inc.**
> **Registration Statement on Form 10**
> **Filed December 3, 2015**
> **File No. 000-55516**

Dear Ms. Walker:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. References to prior comments are to our letter dated November 19, 2015.

<u>General</u>

1.   We note your response stating that as part of the purchase agreement, it was agreed that the music business of Original Source Entertainment would be spun-off as Original Source Music. Yet the most recent 10-K for the year ended December 31, 2014 indicates that Original Source Entertainment's primary business is licensing music. We reissue prior comment 1 insofar as you have not provided us with a detailed analysis for why there is a valid business purpose for the spin-off or what business Original Source Entertainment will engage in after the spin-off. Refer to Staff Legal Bulletin No. 4.

Description of Business

Business, page 4

2.   We note your response to prior comment 9, however, we are unable to locate a document evidencing the grant of an option extending the terms of the music license through August 25, 2029. Please file such agreement or advise.

Risk Factors

"The Company requires an annual average of $5,000 to continue operations …," page 18

3.   We note your response to prior comment 8 and your revised disclosure where you state that you have capital resources to allow the business to conduct planned operations for a minimum of five years. Based on your existing capital resources it is unclear how you determined that such resources would sustain operations for that period. Please advise how you made this determination.

Changes in and Disagreements with Accountants, page 27

4.   We note that Original Source Entertainment filed a Form 8-K indicating the on November 10, 2015 Cutler & Co., LLC resigned as the independent registered public accounting firm for Original Source Entertainment. We further note that Cutler & Co. currently has a withdrawal request pending with the PCAOB. Please describe for us the timing of the change in your accountants and revise to provide disclosure required by Item 304 of Regulation S-K. Refer to Item 14 of Form 10.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney at (202) 551-3853 or me at (202) 551-3456 with any other questions. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

           Sincerely,

           /s/ Matthew Crispino

           Matthew Crispino
           Attorney-Advisor
           Office of Information Technologies
           and Services

cc: Jody Walker, Esq.